FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Financial statements as of June 30, 2007 and comparative information

Item 1

SOCIEDAD ANONIMA Financial Statements as of June 30, 2007 and Comparative Information Limited Review Report on Interim Period Financial Statements Statutory Audit Committee’s Report

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph – See Note 12 to the primary financial statements

Limited Review Report on Interim Period Financial Statements

To the Board of Directors of

YPF SOCIEDAD ANONIMA

Av. Pte. Roque Sáenz Peña 777

Buenos Aires City

CUIT Nº 30-54668997-9

1.	Identification of financial statements subject to limited review

We have reviewed the balance sheet of YPF SOCIEDAD ANONIMA (an Argentine Corporation) as of June 30, 2007, and the related statements of income, changes in shareholders’ equity and cash flows for the six-month period then ended. We have also reviewed the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of June 30, 2007, and the related consolidated statements of income and cash flows for the six-month period then ended, which are presented as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Management.

2.	Scope of our work

We conducted our review in accordance with generally accepted auditing standards in Argentina for a review of interim period financial statements. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for accounting and financial matters. A review is substantially less in scope than an audit of financial statements, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Limited review report

Based on our review, we are not aware of any material modifications that should be made to the financial statements of YPF SOCIEDAD ANONIMA referred to in the first paragraph for them to be in conformity with generally accepted accounting principles in Argentina.

In relation to the financial statements as of December 31, 2006 and June 30, 2006, which are presented for comparative purposes, we issued our unqualified auditors’ report dated March 6, 2007, and our unqualified limited review report on interim period financial statements dated August 11, 2006, respectively.

Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with generally accepted accounting principles in Argentina, but do not conform with generally accepted accounting principles in the United States of America (see Note 12 to the accompanying financial statements).

Buenos Aires City, Argentina

August 3, 2007

Deloitte & Co. S.R.L.

Ricardo C. Ruiz

Partner

2

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF JUNE 30, 2007 AND COMPARATIVE INFORMATION

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA

Avenida Presidente Roque Sáenz Peña 777 – Ciudad Autómona de Buenos Aires, Argentina

FISCAL YEARS NUMBER 31 AND 30

BEGINNING ON JANUARY 1, 2007 AND 2006

FINANCIAL STATEMENTS AS OF JUNE 30, 2007 AND COMPARATIVE INFORMATION

(The financial statements as of June 30, 2007 and June 30, 2006 are unaudited)

Principal business of the Company: exploration, development and production of oil and natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals, chemicals and non-fossil fuels, biofuels, and their components, generation of electric power from hydrocarbons, rendering telecommunications services, as well as the production, industrialization, processing, marketing, preparation services, transportation and storage of grain and its derivatives.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: July 11, 2007.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated.

Capital structure as of June 30, 2007

(expressed in Argentine pesos)

Subscribed, paid-in and authorized for stock exchange listing (Note 4 to primary financial statements)
– Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share	3,933,127,930

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Schedule I

1 of 3

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of June 30, 2007 and June 30, 2006 are unaudited)

	2007	2006
Current Assets
Cash	61	118
Investments (Note 2.a)	347	971
Trade receivables (Note 2.b)	2,244	2,242
Other receivables (Note 2.c)	5,211	5,033
Inventories (Note 2.d)	2,157	1,697
Other assets	—	1,128

Total current assets	10,020	11,189

Noncurrent Assets
Trade receivables (Note 2.b)	40	44
Other receivables (Note 2.c)	741	852
Investments (Note 2.a)	758	788
Fixed assets (Note 2.e)	23,989	22,513
Intangible assets	8	8

Total noncurrent assets	25,536	24,205

Total assets	35,556	35,394

Current Liabilities
Accounts payable (Note 2.f)	3,535	3,495
Loans (Note 2.g)	1,092	915
Salaries and social security	169	207
Taxes payable	1,344	1,298
Net advances from crude oil purchasers	56	96
Reserves	250	273

Total current liabilities	6,446	6,284

Noncurrent Liabilities
Accounts payable (Note 2.f)	2,770	2,448
Loans (Note 2.g)	519	510
Salaries and social security	178	202
Taxes payable	25	20
Net advances from crude oil purchasers	—	7
Reserves	1,492	1,578

Total noncurrent liabilities	4,984	4,765

Total liabilities	11,430	11,049

Shareholders’ Equity	24,126	24,345

Total liabilities and shareholders’ equity	35,556	35,394

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Schedule I

2 of 3

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2006

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of June 30, 2007 and June 30, 2006 are unaudited)

	2007	2006
Net sales (Note 4)	13,099	12,436
Cost of sales	(8,299)	(6,890)

Gross profit	4,800	5,546

Administrative expenses (Exhibit H)	(361)	(313)
Selling expenses (Exhibit H)	(992)	(892)
Exploration expenses (Exhibit H)	(247)	(154)

Operating income	3,200	4,187

Income on long-term investments (Note 4)	29	14
Other (expense) income, net (Note 2.h)	(18)	15
Financial income (expense), net and holding gains:
Gains on assets
Interests	160	164
Exchange differences	59	67
Holding gains on inventories	119	304
Losses on liabilities
Interests	(145)	(88)
Exchange differences	(19)	(91)
Reversal of impairment of other current assets	69	—

Net income before income tax	3,454	4,572
Income tax	(1,310)	(1,764)

Net income	2,144	2,808

Earnings per share	5.45	7.14

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Schedule I

3 of 3

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2006

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of June 30, 2007 and June 30, 2006 are unaudited)

	2007	2006
Cash Flows from Operating Activities
Net income	2,144	2,808
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(29)	(14)
Reversal of impairment of other current assets	(69)	—
Dividends from long-term investments	52	32
Depreciation of fixed assets	2,012	1,690
Consumption of materials and fixed assets retired, net of allowances	168	135
Increase in allowances for fixed assets	73	45
Income tax	1,310	1,764
Income tax payments	(1,020)	(1,562)
Increase in reserves	271	90
Changes in assets and liabilities:
Trade receivables	2	(15)
Other receivables	59	615
Inventories	(460)	(460)
Accounts payable	211	24
Salaries and social security	(68)	(61)
Taxes payable	(160)	(251)
Net advances from crude oil purchasers	(46)	(48)
Decrease in reserves	(380)	(62)
Interests, exchange differences and others	(19)	(57)

Net cash flows provided by operating activities	4,051 (1)	4,673 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(2,529)	(2,151)
Investments (non cash and equivalents)	(10)	1

Net cash flows used in investing activities	(2,539)	(2,150)

Cash Flows from Financing Activities
Payment of loans	(355)	(520)
Proceeds from loans	501	470
Dividends paid	(2,360)	(2,360)

Net cash flows used in financing activities	(2,214)	(2,410)

(Decrease) increase in Cash and Equivalents	(702)	113
Cash and equivalents at the beginning of year	1,087	515

Cash and equivalents at the end of period	385	628

For supplemental information on cash and equivalents, see Note 2.a.

(1)	Includes (55) and (49) corresponding to interest payments for the six-month periods ended June 30, 2007 and 2006, respectively.

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Schedule I

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements, except where otherwise indicated)

(The financial statements as of June 30, 2007 and June 30, 2006 are unaudited)

1.	CONSOLIDATED FINANCIAL STATEMENTS

Under General Resolution No. 368 from the Argentine Securities Commission (“CNV”), YPF Sociedad Anónima (the “Company” or “YPF”) discloses its consolidated financial statements, included in Schedule I, preceding its primary financial statements. Consolidated financial statements are supplemental and should be read in conjunction with the primary financial statements.

a)	Consolidation policies:

Following the methodology established by Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), the Company has consolidated its balance sheets and the related statements of income and cash flows as follows:

–	Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost and expenses, which are aggregated to the Company’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments.

–	Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of the Company’s proportionate share in their assets, liabilities, net revenues, cost and expenses, considering intercompany profits, transactions, balances and other consolidation adjustments.

Investments in companies under control and joint control are detailed in Exhibit C to the primary financial statements.

b)	Financial statements used for consolidation:

The consolidated financial statements are based upon the last available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related companies which could have produced changes to their shareholders’ equity.

c)	Valuation criteria:

In addition to the valuation criteria disclosed in the notes to YPF primary financial statements, the following additional valuation criteria have been applied in the preparation of the consolidated financial statements:

Fixed assets

Properties on foreign unproved reserves have been valued at cost and translated into pesos as detailed in Note 2.e to the primary financial statements. Capitalized costs related to unproved properties are reviewed periodically by Management to ensure the carrying value does not exceed their estimated recoverable value.

As of June 30, 2007, YPF Holding Inc. has approximately 28 of exploratory drilling costs that have been capitalized for a period greater than one year, representing one project and one well. The project is pending the results of drilling on an adjacent block.

Salaries and Social Security – Pensions and other Postretirement and Postemployment Benefits

YPF Holdings Inc., which has operations in the United States of America, has a number of trustee defined-benefits pension plans and postretirement and postemployment benefits.

The funding policy related to trustee pension plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate. The benefits related to the plans were valued at net present value and accrued based on the years of active service of employees. The net liability for defined-benefits plans is disclosed as non-current liabilities in the “Salaries and social security” account and is the amount resulting from the sum of: the present value of the obligations, net of the fair value of the plan assets and net of the unrecognized actuarial losses generated since December 31, 2003. The unrecognized actuarial losses and gains are recognized as expense during the expected average remaining work of the employees participating in the plans and the life expectancy of the retired employees. The Company updates the actuarial assumptions at the end of each year. As of December 31, 2006, the unrecognized actuarial losses amounted to 52.

YPF Holdings Inc. also has a noncontributory supplemental retirement plan for executive officers and other selected key employees.

YPF Holding Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in the case employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments, other than pensions, during employees’ active service periods.

Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. Other postretirement and postemployment benefits are recorded as claims are incurred.

Recognition of revenues and costs of construction activities

Revenues and costs related to construction activities are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current year. Anticipated losses on contracts in progress are expensed as soon as they become evident.

2.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheets Accounts as of June 30, 2007 and December 31, 2006

a)	Investments:

	2007				2006
	Current		Noncurrent		Current		Noncurrent
Short-term investments and government securities	347	(1)	145	(3)	971	(1)	156	(3)
Long-term investments	—		816	(2)	—		843	(2)
Allowance for reduction in value of holdings in long-term investments	—		(203	)(2)	—		(211	)(2)

	347		758		971		788

(1)	Includes 324 and 969 as of June 30, 2007 and December 31, 2006, respectively, with an original maturity of less than three months.
(2)	In addition to the amounts detailed in Exhibit C to the primary financial statements, includes interest in Gas Argentino S.A.
(3)	Restricted cash.

b)	Trade receivables:

	2007		2006
	Current	Noncurrent	Current	Noncurrent
Accounts receivable	2,283	40	2,280	44
Related parties	425	—	391	—

	2,708	40	2,671	44
Allowance for doubtful trade receivables	(464)	—	(429)	—

	2,244	40	2,242	44

c)	Other receivables

	2007			2006
	Current		Noncurrent	Current		Noncurrent
Deferred income tax	—		431	—		510
Tax credits and export rebates	783		16	692		18
Trade	80		—	71		—
Prepaid expenses	111		92	130		73
Concessions charges	17		79	17		88
Related parties	3,810	(1)	—	3,883	(1)	—
Loans to clients	11		71	12		69
From joint ventures and other agreements	75		—	46		—
Miscellaneous	443		103	319		146

	5,330		792	5,170		904
Allowance for other doubtful accounts	(119)		—	(137)		—
Allowance for valuation of other receivables to their estimated realizable value	—		(51)	—		(52)

	5,211		741	5,033		852

(1)	In addition to the amounts detailed in Note 3.c to the primary financial statements, includes mainly 164 as of June 30, 2007, which accrue interest at 5.35%, and 48 and 218 with Repsol Netherlands Finance B.V. and Repsol International Finance B.V., respectively, as of December 31, 2006.

d)	Inventories:

	2007	2006
Refined products	1,309	1,047
Crude oil and natural gas	597	441
Products in process	39	47
Raw materials, packaging materials and others	212	162

	2,157	1,697

e)	Fixed assets:

	2007	2006
Net book value of fixed assets (Exhibit A)	24,038	22,562
Allowance for unproductive exploratory drilling	(3)	(3)
Allowance for obsolescence of material and equipment	(46)	(46)

	23,989	22,513

f)	Accounts payable:

	2007		2006
	Current	Noncurrent	Current	Noncurrent
Trade	2,840	25	2,617	27
Hydrocarbon wells abandonment obligations	—	2,534	233	2,210
Related parties	233	—	238	—
From joint ventures and other agreements	294	—	256	—
Environmental liabilities	93	156	93	164
Miscellaneous	75	55	58	47

	3,535	2,770	3,495	2,448

g)	Loans:

				2007		2006
	Interest rates (1)		Principal maturity	Current	Noncurrent	Current	Noncurrent
YPF Negotiable Obligations	7.75 – 10.00	%(2)	2007-2028	565	514	559	509
Other bank loans and other creditors(3)	1.25 – 8.25%		2007-2008	527	5	356	1

				1,092	519	915	510

(1)	Annual interest rates as of June 30, 2007.
(2)	Fixed interest rates.
(3)	As of June 30, 2007, includes 492 which accrue fixed interest at annual rates between 1.25% y 8.25% and 40 which accrue annual interest at LIBOR plus 1.60%.

Consolidated Statements of Income as of June 30, 2007 and 2006

h)	Other (expense) income, net:

	Income (Expense)
	2007	2006
Reserve for pending lawsuits and other claims	(10)	(29)
Environmental remediation	(57)	(44)
Defined-benefits pension plans and other postretirement benefits	(6)	(11)
Miscellaneous	55	99

	(18)	15

3.	COMMITMENTS AND CONTINGENCIES IN CONTROLLED COMPANIES

Laws and regulations relating to health and environmental quality in the United States affect nearly all of the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions, Inc. (“Tierra”) could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary. YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements and in certain other respects. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals, including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date. Tierra agreed to assume essentially all of Maxus aforesaid indemnity obligations to Occidental in respect of Chemicals.

As of June 30, 2007, reserves for the environmental contingencies and other claims totaled approximately 354. YPF Holdings’ Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated as of such time; however, changes in circumstances could result in changes, including additions, to such reserves in the future. The most significant contingencies are described in the following paragraphs.

In the following discussion concerning plant sites and third party sites, references to YPF Holdings Inc., include, as appropriate and solely for ease of reference, references to Maxus and Tierra. As indicated above, Tierra is also a subsidiary of YPF Holdings Inc. and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has reserved approximately 50 as of June 30, 2007, in connection with such activities.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. Maxus, forced to act on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies near the plant site. While some work remains, these studies were substantially completed in 2005. In addition:

–	The EPA and other agencies are addressing the lower Passaic River in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with approximately seventy two other entities, participated in an initial remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA.

–	In 2003, the DEP issued Directive No. 1 to approximately 66 entities, including Occidental and Maxus and certain of their respective related entities. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

–	In 2004, the EPA and Occidental entered into an administrative order on consent (the “AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark Bay. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway.

–	In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s costs of developing a Source Cotrol Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The developed of this Plan is estimated by the DEP to cost aproximately US$ 2 million. This directive was issued even though this portion of the lower Passaic River is a subject of the PRRP. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified.

–	In December 2005, the DEP sued YPF, YPF Holdings Inc., Tierra, Maxus and several affiliated entities, in addition to Occidental, in connection with dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks unspecified and punitive damages and other matters. The defendants have made responsive pleadings and filings.

–	In June 2007, EPA released a draft Focused Feasibility Study (the “FFS”). The FFS outlines several proposals for early remedial action in the Passaic River, ranging from no action to extensive dredging and capping in the lower of the River. At this time, no remedy has been selected, nor has action been demanded of any party. Tierra is reviewing the FFS, and will be providing comments in conjunction with the other parties of the PRRP group.

As of June 30, 2007, there is a total of approximately 44 reserved in connection with the foregoing matters related to the Passaic River, and surrounding area. Until these studies are completed and evaluated, YPF Holdings’ Inc. cannot estimate what additional costs, if any, will be required to be incurred. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, at such time as more is known about the aforesaid directives and litigation, additional costs may be required to be incurred or additional reserves may need to be established.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey.

Tierra, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites and is providing financial assurance in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. Tierra submitted its remedial inverstigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the State at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. During mediation, the parties have engaged in discussion regarding possible settlement; however, there is no assurance that these discussions will be successful.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. Whether additional work will be required, is expected to be determined once the results of this testing have been analyzed.

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Keany Plant (the “Adjacent Property”), including among others Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, at least for now, not to file suit.

As of June 30, 2007, there is a total of 65 reserved in connection with the foregoing chrome-related matters. Studies levels for chromium in New Jersey have not been finalized, and the DEP is still reviewing the proposed action levels. The cost of addressing these chrome-related matters could increase depending upon the final soil action levels, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the operation until 1976 of one chromite ore processing plant (“Chrome Plant”), from Chemicals, the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a remedial investigation and feasibility study (“RIFS”) at the former Painesville’s Plant area. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra is submitting required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved.

Over ten years ago, the former Painesville Works site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”): however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. YPF Holdings Inc. has reserved a total of 36 as of June 30, 2007 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any changes, including additions, to its reserve as may be required.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property adjoining Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. As of June 30, 2007, YPF Holdings Inc. has reserved 67 for its estimated share of future remediation activities associated with the Greens Bayou facility. Additionally, efforts have been initiated in connection with claims for natural resources damages. The amount of natural resources damages and the party’s obligations in respect therof are unknown at the present time.

On June 2005, the EPA designated Maxus as a potentially responsible party (“PRP”) at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary work in connection with the RIFS of this site commenced in the second half of 2006. Maxus has reserved 1 as of June 30, 2007 for its estimated share of the costs of the RIFS. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is the subject of enforcement activities by the EPA. Although Occidental is one of many PRPs that have been identified and have agreed to an Administrative Order on Consent, Tierra (which is handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small.

Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. At a number of these sites, the ultimate response cost and Chemicals’ share of such costs cannot be estimated at this time. On June 30, 2007, YPF Holdings Inc. has reserved 8 in connection with its estimated share of costs related to these sites.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with black lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings is required to provide insurance of this benefit to former employees and their dependents. At June 30, 2007, YPF Holdings Inc. has reserved 29 in connection with its estimate of these obligations.

Legal Proceedings. In 1998, a subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties’ rights with respect to obligations for certain costs allegedly related to Chemicals’ Ashtabula, Ohio facility, as well as certain other costs. A settlement of this matter was reached in March 2007, with those activities required by the settlement ducument completed in the second quarter of 2007.

In 2001, the Texas State Comptroller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interes. In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings belives the decision is erroneous, has paid the revised tax assessment, penalty and interest (a total of approximately US$ 1 million under protest). Maxus filed suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. Following trial, judgment was entered against Maxus. Maxus has appealed. The judgement awarded Occidental declaratory relief, approximately US$ 2, and attorney’s fees and costs. The judgment will accrue post judgment interest at the rate of 8% per annum in the event Maxus does not prevail on appeal. In December 2006, the trial court set the amount of Maxus obligation in an amount of approximately 46, which have been entirely reserved.

On March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trials in the liability phase of this matter have been concluded, and Occidental and other parties have been found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarted, and the parties are awaiting the court’s decision. As of June 30, 2007, Maxus has reserved 2 in respect of this matter.

In 2005, Skidmore Energy Company and others (“Skidmore”) have sued Maxus (U.S.) Exploration Company (“Maxus US”), a subsidiary of YPF Holdings Inc., in state court in Texas. Skidmore claims it was entitled to an assignment of approximately five oil and gas leases in the US Gulf of Mexico. Maxus US denies Skidmore’s claims.

YPF Holdings, including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on YPF’s financial condition. The Company has established reserves for legal contingencies in situations where a loss is probable and can be reasonably estimated.

YPF Holdings has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties which are not material except those for the Neptune Prospect. Total commitments related to the development of the Neptune Prospect located in the vicinity of the Atwater Valley Area, Blocks 573, 574, 575, 617 and 618 are US$ 75 million for 2007 and US$ 17 million for 2008.

4.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport and marketing of crude oil to unrelated parties and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings Inc. preceding operations (Note 3).

Operating income (loss) and assets for each segment have been determined after intersegment adjustments. Sales between business segments are made at internal transfer prices established by YPF, which approximate market prices.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total
Six-month period ended June 30, 2007
Net sales to unrelated parties	1,607	8,885	1,213	56	—	11,761
Net sales to related parties	331	1,007	—	—	—	1,338
Net intersegment sales	6,057	880	418	169	(7,524)	—

Net sales	7,995	10,772	1,631	225	(7,524)	13,099

Operating income (loss)	2,155	1,087	321	(301)	(62)	3,200
Income on long-term investments	19	10	—	—	—	29
Depreciation	1,761	184	44	23	—	2,012
Acquisitions of fixed assets	2,050	321	58	100	—	2,529
Assets	18,965	9,874	1,869	5,709	(861)	35,556
Six-month period ended June 30, 2006
Net sales to unrelated parties	1,494	8,615	1,055	61	—	11,225
Net sales to related parties	392	819	—	—	—	1,211
Net intersegment sales	6,851	809	330	132	(8,122)	—

Net sales	8,737	10,243	1,385	193	(8,122)	12,436

Operating income (loss)	3,950	187	241	(243)	52	4,187
Loss on long-term investments	9	5	—	—	—	14
Depreciation	1,470	159	42	19	—	1,690
Acquisitions of fixed assets	1,777	271	48	62	—	2,158
Year ended December 31, 2006
Assets	18,987	9,349	1,876	6,049	(867)	35,394

Export sales for the six-month periods ended June 30, 2007 and 2006 were 4,172 and 4,544, respectively. Export sales were mainly to the United States of America, Brazil and Chile.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Schedule I

Exhibit A

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2007 AND COMPARATIVE INFORMATION

FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of June 30, 2007 and June 30, 2006 are unaudited)

	2007
	Cost
Main account	Amounts at beginning of year	Translation net effect (5)	Increases		Net decreases, transfers and reclassifications		Amounts at end of period
Land and buildings	2,326	—	—		33		2,359
Mineral property, wells and related equipment	42,534	3	—		6,202		48,739
Refinery equipment and petrochemical plants	8,650	—	4		307		8,961
Transportation equipment	1,850	—	—		11		1,861
Materials and equipment in warehouse	611	—	467		(433)		645
Drilling and work in progress	3,569	(1)	1,992		(1,093)		4,467
Exploratory drilling in progress	135	1	48		(55)		129
Furniture, fixtures and installations	556	—	3		58		617
Selling equipment	1,341	—	—		20		1,361
Other property	367	—	15		(5)		377

Total 2007	61,939	3	2,529		5,045	(1)(6)	69,516

Total 2006	61,812	3	2,158	(2)	(221	)(1)	63,752

	2007								2006
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, transfers and reclassifications		Depreciation rate	Increases	Accumulated at end of period	Net book value as of 06-30-07		Net book value as of 06-30-06		Net book value as of 12-31-06
Land and buildings	1,053	—		2%	29	1,082	1,277		1,277		1,273
Mineral property, wells and related equipment	29,496	4,084		(4)	1,734	35,314	13,425	(3)	12,899	(3)	13,038	(3)
Refinery equipment and petrochemical plants	5,793	(1)		4 - 10%	169	5,961	3,000		2,904		2,857
Transportation equipment	1,273	(1)		4 - 5%	28	1,300	561		571		577
Materials and equipment in warehouse	—	—		—	—	—	645		521		611
Drilling and work in progress	—	—		—	—	—	4,467		3,415		3,569
Exploratory drilling in progress	—	—		—	—	—	129		232		135
Furniture, fixtures and installations	479	1		10%	17	497	120		88		77
Selling equipment	1,001	—		10%	26	1,027	334		315		340
Other property	282	6		10%	9	297	80		76		85

Total 2007	39,377	4,089	(1)(6)		2,012	45,478	24,038

Total 2006	39,803	(39	)(1)		1,690	41,454			22,298		22,562

(1)	Includes 73 and 47 of net book value charged to fixed assets allowances for the six-month periods ended June 30, 2007 and 2006, respectively.
(2)	Includes 7 corresponding to the cost of hydrocarbon wells abandonment obligations for the six-month period ended June 30, 2006.
(3)	Includes 920, 1,151 and 1,014 of mineral property as of June 30, 2007 and 2006 and December 31, 2006, respectively.
(4)	Depreciation has been calculated according to the unit of production method.
(5)	Includes the net effect of the exchange differences arising from the translation of net book values at beginning of the year of fixed assets in foreign companies.
(6)	Includes 5,291 of acquisition cost and 4,094 of accumulated depreciation corresponding to oil and gas exploration and producing areas, which were disposed by sale as of December 31, 2006 (Note 2.d to the primary financial statements).

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Schedule I

Exhibit H

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2006

EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos – Note 1 to the primary financial statements)

(The financial statements as of June 30, 2007 and June 30, 2006 are unaudited)

	2007					2006
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total
Salaries and social security taxes	395	97	87	25	604	471
Fees and compensation for services	67	128	17	1	213	165
Other personnel expenses	124	33	12	10	179	150
Taxes, charges and contributions	111	9	130	—	250	206
Royalties and easements	981	—	3	—	984	990
Insurance	48	2	8	2	60	43
Rental of real estate and equipment	154	2	29	—	185	154
Survey expenses	—	—	—	100	100	44
Depreciation of fixed assets	1,939	20	53	—	2,012	1,690
Industrial inputs, consumable materials and supplies	302	6	16	4	328	269
Operation services and other service contracts	279	6	38	22	345	268
Preservation, repair and maintenance	766	8	25	2	801	602
Contractual commitments	232	—	—	—	232	—
Unproductive exploratory drillings	—	—	—	73	73	45
Transportation, products and charges	369	—	469	—	838	750
Allowance for doubtful trade receivables	—	—	34	—	34	49
Publicity and advertising expenses	—	23	39	—	62	68
Fuel, gas, energy and miscellaneous	305	27	32	8	372	361

Total 2007	6,072	361	992	247	7,672

Total 2006	4,966	313	892	154		6,325

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(amounts expressed in millions of Argentine pesos – Note 1)

(The financial statements as of June 30, 2007 and June 30, 2006 are unaudited)

	2007	2006
Current Assets
Cash	37	88
Investments (Note 3.a)	93	552
Trade receivables (Note 3.b)	2,173	2,138
Other receivables (Note 3.c)	5,484	5,116
Inventories (Note 3.d)	1,968	1,522
Other assets (Note 2.d)	—	1,128

Total current assets	9,755	10,544

Noncurrent Assets
Trade receivables (Note 3.b)	39	44
Other receivables (Note 3.c)	716	826
Investments (Note 3.a)	2,456	2,634
Fixed assets (Note 3.e)	22,217	20,893

Total noncurrent assets	25,428	24,397

Total assets	35,183	34,941

Current Liabilities
Accounts payable (Note 3.f)	4,056	3,968
Loans (Note 3.g)	956	813
Salaries and social security	127	162
Taxes payable	1,229	1,173
Net advances from crude oil purchasers (Note 3.h)	56	96
Reserves (Exhibit E)	126	206

Total current liabilities	6,550	6,418

Noncurrent Liabilities
Accounts payable (Note 3.f)	2,747	2,425
Loans (Note 3.g)	514	510
Taxes payable	9	10
Net advances from crude oil purchasers (Note 3.h)	—	7
Reserves (Exhibit E)	1,237	1,226

Total noncurrent liabilities	4,507	4,178

Total liabilities	11,057	10,596

Shareholders’ Equity (per corresponding statements)	24,126	24,345

Total liabilities and shareholders’ equity	35,183	34,941

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2006

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos – Note 1)

(The financial statements as of June 30, 2007 and June 30, 2006 are unaudited)

	2007	2006
Net sales (Note 3.i)	12,191	11,521
Cost of sales (Exhibit F)	(7,853)	(6,440)

Gross profit	4,338	5,081

Administrative expenses (Exhibit H)	(310)	(270)
Selling expenses (Exhibit H)	(939)	(847)
Exploration expenses (Exhibit H)	(230)	(119)

Operating income	2,859	3,845

Income on long-term investments	189	218
Other income, net (Note 3.j)	34	36
Financial income, net and holding gains:
Gains on assets
Interests	157	139
Exchange differences	53	55
Holding gains on inventories	111	292
(Losses) gains on liabilities
Interests	(139)	(77)
Exchange differences	(20)	(85)
Reversal of impairment of other current assets (Note 2.d)	69	—

Net income before income tax	3,313	4,423
Income tax (Note 3.k)	(1,169)	(1,615)

Net income	2,144	2,808

Earnings per share (Note 1)	5.45	7.14

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2006

(amounts expressed in millions of Argentine pesos except for per share amounts in Argentine pesos – Note 1)

(The financial statements as of June 30, 2007 and June 30, 2006 are unaudited)

2007
Shareholders’ Contributions
	Subscribed Capital	Adjustment to Contributions	Issuance Premiums	Total
Balances at the beginning of year	3,933	7,281	640	11,854
As decided by the Ordinary Shareholders’ meeting of April 28, 2006:
- Cash dividends (6 per share)	—	—	—	—
As decided by the Board of Directors’ meeting of March 6, 2007:
- Cash dividends (6 per share)	—	—	—	—
As decided by the Ordinary Shareholders’ meeting of April 13, 2007:
- Appropriation to Legal Reserve	—	—	—	—
- Appropriation to Reserve for Future Dividends	—	—	—	—
Net (decrease) increase in deferred earnings (Note 2.k)	—	—	—	—
Net income	—	—	—	—

Balances at the end of period	3,933	7,281	640	11,854

	2007					2006
	Legal Reserve	Deferred Earnings	Reserve for Future Dividends	Unappropriated Retained Earnings	Total Shareholders’ Equity	Total Shareholders’ Equity
Balances at the beginning of year	1,797	(124)	2,710	8,108	24,345	22,249

As decided by the Ordinary Shareholders’ meeting of April 28, 2006:
- Cash dividends (6 per share)	—	—	—	—	—	(2,360)
As decided by the Board of Directors’ meeting of March 6, 2007:
- Cash dividends (6 per share)	—	—	(2,360)	—	(2,360)	—
As decided by the Ordinary Shareholders’ meeting of April 13, 2007:
- Appropriation to Legal Reserve	223	—	—	(223)	—	—
- Appropriation to Reserve for Future Dividends	—	—	4,234	(4,234)	—	—
Net (decrease) increase in deferred earnings (Note 2.k)	—	(3)	—	—	(3)	1
Net income	—	—	—	2,144	2,144	2,808

Balances at the end of period	2,020	(127)	4,584	5,795	24,126	22,698

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2006

(amounts expressed in millions of Argentine pesos – Note 1)

(The financial statements as of June 30, 2007 and June 30, 2006 are unaudited)

	2007	2006
Cash Flows from Operating Activities
Net income	2,144	2,808
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(189)	(218)
Reversal of impairment of other current assets	(69)	—
Dividends from long-term investments	401	303
Depreciation of fixed assets	1,961	1,639
Consumption of materials and fixed assets retired, net of allowances	164	133
Increase in allowances for fixed assets	73	45
Income tax	1,169	1,615
Income tax payments	(878)	(1,447)
Increase in reserves	254	73
Changes in assets and liabilities:
Trade receivables	(30)	(43)
Other receivables	(239)	252
Inventories	(446)	(429)
Accounts payable	278	63
Salaries and social security	(35)	(33)
Taxes payable	(158)	(216)
Net advances from crude oil purchasers	(46)	(48)
Decrease in reserves	(323)	(52)
Interests, exchange differences and others	55	(6)

Net cash flows provided by operating activities	4,086 (1)	4,439 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(2,325)	(2,052)
Capital contributions on long-term investments	(45)	—
Investments (non cash and equivalents)	(3)	1

Net cash flows used in investing activities	(2,373)	(2,051)

Cash Flows from Financing Activities
Payment of loans	(318)	(485)
Proceeds from loans	452	439
Dividends paid	(2,360)	(2,360)

Net cash flows used in financing activities	(2,226)	(2,406)

Decrease in Cash and Equivalents	(513)	(18)
Cash and equivalents at the beginning of period	638	214

Cash and equivalents at the end of period	125	196

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (53) and (49) corresponding to interest payments for the six-month periods ended June 30, 2007 and 2006, respectively.

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1)

(The financial statements as of June 30, 2007 and June 30, 2006 are unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of YPF Sociedad Anónima have been prepared in accordance with generally accepted accounting principles in Argentina, considering the regulations of the CNV.

The financial statements for the six-month periods ended June 30, 2007 and 2006 are unaudited, but reflect all adjustments which, in the opinion of the Management, are necessary to present the financial statements for such periods on consistent basis with the audited annual financial statements.

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the F.A.C.P.C.E. and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production, have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses (Note 6).

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s areas were converted into production concessions and exploration permits under Law No. 17,319, which has been currently amended by Law No. 26,197. Pursuant to these laws, the hydrocarbon reservoirs located in argentine onshore territories and offshore continental shelf, belong to national or provincial governments, depending on the location. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term.

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments and trade receivables approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each period or year, for investments with the same remaining maturity, approximates its carrying value. As of June 30, 2007 and December 31, 2006 the fair value of loans payable estimated based on market prices or current interest rates at the end of the period or year amounted to 1,531 and 1,392, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, accounts receivable and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating and providing credit to foreign related parties. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Credit risk on trade receivables is limited, as a result of the Company’s large customer base.

Since counterparties to the Company’s derivative transactions are major financial institutions with strong credit rating, exposure to credit losses in the event of nonperformance by such counterparties is minimal.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimations made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the six-month periods ended as of June 30, 2007 and 2006.

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash:

–	Amounts in Argentine pesos have been stated at face value.

–	Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each period or year, as applicable. Exchange differences have been credited (charged) to current income.

b)	Current investments, trade and other receivables and payables:

–	Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each period or year, if applicable. Mutual funds have been valued at fair value as of the end of each period or year. When required by generally accepted accounting principles, discounted value does not differ significantly from their face value as of the end of each period or year.

–	Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each period or year, including accrued interest, if applicable. Exchange differences have been credited (charged) to current income. Mutual funds have been valued at fair valued at the relevant exchange rate in effect as of the end of each period or year. Investments in government securities have been valued at its fair value as of the end of each year. Additional information on assets and liabilities denominated in foreign currency is disclosed in Exhibit G.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

c)	Inventories:

–	Refined products, products in process, crude oil and natural gas have been valued at replacement cost as of the end of each period or year.

–	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each period or year.

Valuation of inventories does not exceed their estimated realizable value.

d)	Other assets:

As of December 31, 2006, included oil and gas exploration and producing fields classified as to be disposed by sale, which had been valued at the lower of their carrying amount and fair value less cost to sell. In April, 2007, the Company decided to suspend the selling process of those assets and disclosed their book value again as fixed assets held for use.

e)	Noncurrent investments:

These include the Company’s investments in companies under control, joint control or significant influence and holdings in other companies. These investments are detailed in Exhibit C and have been valued using the equity method, except for holdings in other companies, which have been valued at its acquisition cost restated as detailed in Note 1.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd., Oleoducto Trasandino (Argentina) S.A., A&C Pipeline Holding Company and Petróleos Trasandinos YPF S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since YPF exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and/or the significant transactions between YPF and such companies.

If applicable, allowances have been made to reduce investments to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, certain events of debt default and the de-dollarization and freezing of utility rates.

Foreign subsidiaries in which YPF participates have been defined as non-integrated companies as they collect cash and other monetary items, incur expenses and generate income. Corresponding assets and liabilities have been translated into Argentine pesos at the exchange rate prevailing as of the end of each period or year. Income statements have been translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process have been included as a component of shareholder’s equity in the account “Deferred earnings”, which will be maintained until the sale or complete or partial reimbursement of capital of the related investment occur.

Holdings in preferred shares have been valued as defined in the respective bylaws.

Investments in companies with negative shareholders’ equity were disclosed in the “Accounts payable” account in the balance sheet provided that the Company has the intention to provide the corresponding financial support.

If necessary, adjustments have been made to conform the accounting principles used by controlled, jointly controlled or under significant influence companies to those of the Company. Main adjustments are related to the application of the general accepted accounting principles in Argentina to foreign related companies’ financial statements.

The investments in companies under control, joint control or significant influence, have been valued based upon the last available financial statements of these companies as of the end of each period or year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity.

The Company includes supplemental consolidated financial statements as part of the primary financial statements (Schedule I).

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

f)	Fixed assets:

Fixed assets have been valued at acquisition cost restated as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Exhibit A. For those assets whose construction requires an extended period of time, financial costs corresponding to third parties’ financing have been capitalized during the assets’ construction period.

Oil and gas producing activities

–	The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met, cost of drilling exploratory wells is charged to expense.

–	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

–	The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimate recoverable proved and developed oil and gas reserves.

–	The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

–	Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

–	Costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts.

Other fixed assets

–	The Company’s other fixed assets are depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Maintenance and major repairs to the fixed assets have been charged to expense as incurred.

Renewals and betterments that materially extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment, as defined in Note 4 to the consolidated financial statements, does not exceed their estimated recoverable value.

g)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

In deferred income tax computations, the difference between the book value of fixed assets restated into constant Argentine pesos and their corresponding historical cost used for tax purposes is a temporary difference to be considered in deferred income tax computations. However, generally accepted accounting principles in Argentina allow the option to disclose the mentioned effect in a note to the financial statements. The Company adopted this latter criterion (Note 3.k).

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

The company expects that the amount to be determined as income tax for the current year will be higher than tax on minimum presumed income, consequently, the company has not recorded any charge for this latter tax.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes commercialized. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established new duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego” region. Outstanding rates as of June 30, 2007, are 25% for liquefied petroleum gas, 5% for gasoline, diesel and other refined products and between 25% and 45% for crude oil based on the West Texas Intermediate price. On July 25, 2006, Resolution No. 534/2006 of the Ministry of Economy and Production entered in force, raising the natural gas withholding rate from 20% to 45% and establishing the natural gas import price from Bolivia as the basis for its determination. YPF is negotiating with its export clients the effect of the above mentioned increase and the transfer of a significant part of these incremental costs to them. Hydrocarbon export withholdings are charged to the “Net sales” account of the statement of income.

h)	Allowances and reserves:

–	Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on analysis of doubtful accounts and on the estimated recoverable value of these assets.

–	Reserves for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. If required by generally accepted accounting principles, their discounted value at the end of each period or year does not differ significantly from the recorded face value.

The activity in the allowances and reserves accounts is set forth in Exhibit E.

i)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on the Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

j)	Derivative instruments:

Although YPF does not use derivative instruments to hedge the effects of fluctuations in market prices, as of June 30, 2007, the Company maintains a price swap agreement that hedges the fair value of the crude oil future committed deliveries under the forward crude oil sale agreement mentioned in Note 9.c (“hedged item”). Under this price swap agreement the Company will receive variable selling prices, which will depend upon market prices, and will pay fixed prices. As of June 30, 2007, approximately 2 million of barrels of crude oil are hedged under this agreement.

This fair value hedge is carried at fair value and is disclosed in the “Net advances from crude oil purchasers” account in the balance sheet. Changes in fair value are recognized in earnings together with the offsetting loss or gain from changes in the fair value of the hedged item caused by the risk being hedged. As hedge relationship is effective, changes in the fair value of this derivative instrument and of the hedged item do not have effect on net income.

k)	Shareholders’ equity accounts:

These accounts have been stated in Argentine pesos as detailed in Note 1, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

The account “Deferred earnings” includes exchange differencies generated by the conversion into pesos of investments in foreing companies.

l)	Statements of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

–	Accounts which accumulate monetary transactions at their face value.

–	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

–	Depreciation of nonmonetary assets, valued at acquisition cost, has been recorded based on the restated cost of such assets as detailed in Note 1.

–	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains on inventories” account.

–	Income (Loss) on long-term investments in which control, joint control or significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income on long-term investments” account.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding significant accounts included in the accompanying financial statements are as follows:

Balance Sheet Accounts as of June 30, 2007 and December 31, 2006

a)	Investments:

	2007			2006
	Current		Noncurrent	Current		Noncurrent
Short-term investments and government securities	93	(1)(2)	—	552	(1)	—
Long-term investments (Exhibit C)	—		2,481	—		2,659
Allowance for reduction in value of holdings in long-term investments (Exhibit E)	—		(25)	—		(25)

	93		2,456	552		2,634

(1)	Includes 88 and 550 as of June 30, 2007 and December 31, 2006, respectively, with an original maturity of less than three months.
(2)	Accrues interest at annual fixed rates between 4.75% and 8.28%.

b)	Trade receivables:

	2007			2006
	Current		Noncurrent	Current	Noncurrent
Accounts receivable	2,028		39	2,061	44
Related parties (Note 7)	599		—	496	—

	2,627	(1)	39	2,557	44
Allowance for doubtful trade receivables (Exhibit E)	(454)		—	(419)	—

	2,173		39	2,138	44

(1)	Includes 307 in litigation, 63 due from one to three months past due, 188 in excess of three months past due, 2,041 due within three months and 28 due after three months.

c)	Other receivables:

	2007				2006
	Current		Noncurrent		Current	Noncurrent
Deferred income tax (Note 3.k)	—		422		—	500
Tax credits and export rebates	662		15		588	16
Trade	78		—		70	—
Prepaid expenses	67		84		76	64
Concessions charges	17		79		17	88
Related parties (Note 7)	4,262	(3)	—		4,199	—
Loans to clients	11		71		12	69
From joint ventures and other agreements	75		—		46	—
Miscellaneous	425		95		224	140

	5,597	(1)	766	(2)	5,232	877
Allowance for other doubtful accounts (Exhibit E)	(113)		—		(116)	—
Allowance for valuation of other receivables to their estimated realizable value (Exhibit E)	—		(50)		—	(51)

	5,484		716		5,116	826

(1)	Includes 70 of less than three months past due, 171 in excess of three months past due and 5,356 due as follows: 4,191 from one to three months, 1,013 from three to six months, 18 from six to nine months and 134 from nine to twelve months.
(2)	Includes 681 due from one to two years, 9 due from two to three years and 76 due after three years.
(3)	Includes 2,224 with Repsol International Finance B.V. that accrues variable interest at LIBOR plus 0.2%, 1,370 with Repsol YPF Brasil S.A., which accrues variable interest at LIBOR plus 1.5% and 610 with YPF Holdings Inc. that accrues variable interest at LIBOR plus 0.4%.

d)	Inventories:

	2007	2006
Refined products	1,206	946
Crude oil and natural gas	582	430
Products in process	39	47
Raw materials and packaging materials	141	99

	1,968	1,522

e)	Fixed assets:

	2007	2006
Net book value of fixed assets (Exhibit A)	22,266	20,942
Allowance for unproductive exploratory drilling (Exhibit E)	(3)	(3)
Allowance for obsolencence of materials and equipment (Exhibit E)	(46)	(46)

	22,217	20,893

f)	Accounts payable:

	2007				2006
	Current		Noncurrent		Current		Noncurrent
Trade	2,644		15		2,425		17
Hydrocarbon wells abandonment obligations	—		2,522		233	(3)	2,198
Related parties (Note 7)	258		—		247		—
Investment in controlled company – YPF Holdings Inc.	763		—		705		—
From joint ventures and other agreements	294		—		256		—
Environmental liabilities (Note 9.b)	93		156		93		164
Miscellaneous	4		54		9		46

	4,056	(1)	2,747	(2)	3,968		2,425

(1)	Includes 3,982 due within three months, 22 due from three to six months and 52 due after six months.
(2)	Includes 831 due from one to two years and 1,916 due after two years.
(3)	Corresponds to the hydrocarbon wells abandonment obligations associated with other current assets (Note 2.d).

g)	Loans:

	Interest Rates(1)	Principal Maturity	2007		2006
			Current	Noncurrent	Current	Noncurrent
Negotiable Obligations(2)	7.75 - 10.00%	2007 - 2028	565	514	559	509
Other bank loans and other creditors (3)	1.25 - 7.00%	2007 - 2008	391	—	254	1

			956	514	813	510

(1)	Annual interest rates as of June 30, 2007.
(2)	Disclosed net of 882 and 873, corresponding to YPF outstanding negotiable obligations repurchased through open market transactions as of June 30, 2007 and December 31, 2006, respectively.
(3)	Includes 40 which accrues interest at annual rate of LIBO plus 1.60% and 351 that accrues fixed interest at annual rates between 1.25% and 5%.

The maturities of the Company’s current and noncurrent loans, as of June 30, 2007, are as follows:

	From 1 to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	Total
Current loans	919	35	1	1	956

	From 1 to 2 years	Over 5 years	Total
Noncurrent loans	313	201	514

Details regarding the Negotiable Obligations of the Company are as follows:

M.T.N. Program	Issuance		Fixed Interest Rates	Principal Maturity	Book Value
(in millions)					2007		2006
	Year	Principal Value			Current	Noncurrent	Current	Noncurrent
US$ 1,000	1997	US$ 300	7.75%	2007	552	—	546	—
US$ 1,000	1998	US$ 100	10.00%	2028	3	201	3	199
US$ 1,000	1999	US$ 225	9.13%	2009	10	313	10	310

					565	514	559	509

In connection with the issuance of the Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF’s total outstanding debt is subject to cross-default provisions, which may be triggered if an event of default occurs with respect to the payment of principal or interest on indebtedness equal to or exceeding US$ 20 million.

h)	Net advances from crude oil purchasers:

	2007	2006
	Current	Current	Noncurrent
Advances from crude oil purchasers	399	412	152
Derivative instrument - Crude oil price swap	(343)	(316)	(145)

	56	96	7

Statements of Income Accounts as of June 30, 2007 and 2006

i)	Net sales:

	Income (Expense)
	2007	2006
Sales	12,808	11,984
Turnover tax	(222)	(212)
Hydrocarbon export withholdings	(395)	(251)

	12,191	11,521

j)	Other income, net:

	Income (Expense)
	2007	2006
Reserve for pending lawsuits and other claims	(10)	(29)
Miscellaneous	44	65

	34	36

k)	Income tax:

Current income tax	(1,091)	(1,516)
Deferred income tax	(78)	(99)

	(1,169)	(1,615)

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the six-month periods ended June 30, 2007 and 2006 is as follows:

	2007	2006
Net income before income tax	3,313	4,423
Statutory tax rate	35%	35%

Statutory tax rate applied to net income before income tax	(1,160)	(1,548)

Effect of the restatement into constant Argentine pesos	(129)	(168)
Income on long-term investments	66	76
Tax free income – Law No. 19,640 (Tierra del Fuego)	43	22
Non-taxable foreign source income	18	15
Miscellaneous	(7)	(12)

	(1,169)	(1,615)

The breakdown of the net deferred tax asset as of June 30, 2007 and December 31, 2006, is as follows:

	2007	2006
Deferred tax assets
Non deductible allowances and reserves	637	707
Tax return credit	42	42
Miscellaneous	6	5

Total deferred tax assets	685	754

Deferred tax liabilities
Fixed assets	(248)	(238)
Miscellaneous	(15)	(16)

Total deferred tax liabilities	(263)	(254)

Net deferred tax asset	422	500

As explained in Note 2.g, the difference between the book value of fixed assets restated into constant Argentine pesos and their corresponding historical cost used for tax purposes, at the current tax rate, is a deferred tax liability of 1,474 and 1,603 as of June 30, 2007 and December 31, 2006, respectively. Had this deferred tax liability been recorded, the amount charged to income for the six-month period ended June 30, 2007 would have been 129. The Company estimates that the difference will be reversed as follows:

	2007	2008 - 2009	2010 Thereafter	Total
Deferred income tax	169	471	834	1,474

4.	CAPITAL STOCK

The Company’s subscribed capital, as of June 30, 2007, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of June 30, 2007, Repsol YPF, S.A. (“Repsol YPF”) controls the Company, directly and indirectly, through a 99.04% shareholding. Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain.

Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of June 30, 2007, the Argentine Government holds 1,000 Class A shares. So long as any Class A share remains outstanding, the affirmative vote of such shares is required for: 1) mergers, 2) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid, 3) transfers of all the Company’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

5.	RESTRICTED ASSETS AND GUARANTEES GIVEN

As of June 30, 2007, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A., Central Dock Sud S.A. and Inversora Dock Sud S.A. in an amount of approximately US$ 28 million, US$ 91 million and $ 5 million, respectively. The corresponding loans have final maturity in 2011 and 2013, respectively.

6.	PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of June 30, 2007, the exploration and production joint ventures and the main other agreements in which the Company participates are the following:

Name and Location	Ownership Interest	Operator	Activity
Acambuco Salta	22.50%	Pan American Energy LLC	Exploration and production
Aguada Pichana Neuquén	27.27%	Total Austral S.A.	Exploration and production
Aguaragüe Salta	30.00%	Tecpetrol S.A.	Exploration and production
Bandurria Neuquén	27.27%	YPF S.A.	Exploration
CAM-2/A SUR Tierra del Fuego	50.00%	Sipetrol S.A.	Production
CAM-3 National Continental Shelf	50.00%	Sipetrol S.A.	Exploration
Campamento Central / Cañadón Perdido Chubut	50.00%	YPF S.A.	Exploration and production
CCA-1 GAN GAN Chubut	50.00%	Wintershall Energía S.A.	Exploration

Name and Location	Ownership Interest		Operator	Activity
CGSJ - V/A Chubut	50.00%		Wintershall Energía S.A.	Exploration
El Tordillo Chubut	12.20%		Tecpetrol S.A.	Exploration and production
La Tapera y Puesto Quiroga Chubut	12.20%		Tecpetrol S.A.	Production
Llancanelo Mendoza	51.00%		YPF S.A.	Exploration and production
Magallanes Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%		Sipetrol S.A.	Production
Palmar Largo Formosa	30.00%		Pluspetrol S.A.	Production
Puesto Hernández Neuquén and Mendoza	61.55%		Petrobras Energía S.A.	Production
Ramos Salta	15.00	%(1)	Pluspetrol Energy S.A.	Production
San Roque Neuquén	34.11%		Total Austral S.A.	Exploration and production
Tierra del Fuego Tierra del Fuego	30.00%		Petrolera L.F. Company S.R.L.	Production
Zampal Oeste Mendoza	70.00%		YPF S.A.	Exploration and production

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

As of June 30, 2007, the Company has been awarded the bids on its own or with other partners and received exploration permits for acreage in several areas.

The assets and liabilities as of June 30, 2007 and December 31, 2006 and production costs of the joint ventures and other agreements for the six-month periods ended June 30, 2007 and 2006 included in the financial statements are as follows:

	2007	2006
Current assets	180	537
Noncurrent assets	2,762	2,199

Total assets	2,942	2,736

Current liabilities	337	404
Noncurrent liabilities	400	343

Total liabilities	737	747

Production costs	663	532

Participation in joint ventures and other agreements have been calculated based upon the last available financial statements as of the end of each period or year, taking into account significant subsequent events and transactions as well as available management information.

7.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of June 30, 2007 and December 31, 2006 from transactions with controlled companies, jointly controlled companies, companies under significant influence, the parent company and other related parties under common control are as follows:

	2007			2006
	Trade receivables	Other receivables	Accounts payable	Trade receivables	Other receivables	Accounts payable
	Current	Current	Current	Current	Current	Current
Controlled companies:
Operadora de Estaciones de Servicios S.A.	43	10	13	18	8	17
A - Evangelista S.A.	—	1	73	—	—	42
YPF Holdings Inc.	—	610	2	—	577	6
Argentina Private Development Company Limited	—	—	—	—	—	44

	43	621	88	18	585	109

Jointly controlled companies:
Profertil S.A.	10	—	32	10	—	4
Compañía Mega S.A. (“Mega”)	215	1	—	170	1	—
Refinería del Norte S.A. (“Refinor”)	102	22	13	94	18	13

	327	23	45	274	19	17

Companies under significant influence:	30	2	23	43	—	33

Parent company and other related parties under common control:
Repsol YPF	—	6	27	—	979	22
Repsol YPF Transporte y Trading S.A.	79	—	41	72	—	34
Repsol YPF Gas S.A.	68	4	1	34	5	2
Repsol YPF Brasil S.A.	17	1,370	—	12	1,305	—
Repsol International Finance B.V.	—	2,224	—	—	1,302	—
Others	35	12	33	43	4	30

	199	3,616	102	161	3,595	88

	599	4,262	258	496	4,199	247

The Company maintains purchase, sale and financing transactions with related parties. The prices and rates of these transactions approximate the amounts charged to unrelated third parties. The principal purchase, sale and financing transactions with these companies for the six-month periods ended June 30, 2007 and 2006 include the following:

	2007				2006
	Sales	Purchases and services	Loans (granted) collected	Interest gains (losses)	Sales	Purchases and services	Loans (granted) collected	Interest gains (losses)
Controlled companies:
Operadora de Estaciones de Servicios S.A.	14	86	—	—	10	74	—	—
A - Evangelista S.A.	3	172	—	—	2	132	—	—
YPF Holdings Inc.	—	—	(27)	17	—	—	(259)	7

	17	258	(27)	17	12	206	(259)	7

Jointly controlled companies:
Profertil S.A.	34	41	—	—	31	22	—	—
Mega	483	—	—	—	484	1	—	—
Refinor	180	65	—	—	191	83	—	—

	697	106	—	—	706	106	—	—

	2007				2006
	Sales	Purchases and services	Loans (granted) collected	Interest gains (losses)	Sales	Purchases and services	Loans (granted) collected	Interest gains (losses)
Companies under significant influence:	64	62	—	—	101	113	—	—

Parent company and other related parties under common control:
Repsol YPF	—	4	926	15	—	4	353	29
Repsol YPF Transporte y Trading S.A.	608	249	—	—	484	325	—	—
Repsol YPF Brasil S.A.	53	—	(51)	46	47	—	(794)	28
Repsol YPF Gas S.A.	132	2	—	—	102	2	—	—
Repsol International Finance B.V.	—	—	(889)	46	—	—	924	26
Repsol YPF E&P de Bolivia S.A.	—	—	—	—	—	251	—	—
Others	74	2	—	—	67	5	—	—

	867	257	(14)	107	700	587	483	83

	1,645	683	(41)	124	1,519	1,012	224	90

8.	SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and will be paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 18 and 23 for the six-month periods ended June 30, 2007 and 2006, respectively.

b)	Retirement Plan:

Effective March 1, 1995, the Company established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to that contributed by each member.

The plan members will receive the Company’s contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 5 and 4 for the six-month periods ended June 30, 2007 and 2006, respectively.

9.	COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of June 30, 2007, the Company has recorded the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies reserved are described in the following paragraphs.

-	Pending lawsuits: In the normal course of its business, the Company has been demanded in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has reserved an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

-	Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/1999 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109, stated in Argentine pesos as of that date, based on the interpretation that YPF had purportly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/1999 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to the Company. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

The request of invalidity by defects in the imputation procedure mentioned above was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court’s rejection of the complaint made by YPF due to the extraordinary appeal denial.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted proceedings for its resolution by the Appeal Court. However, in March 2006, YPF was notified that the proceedings were opened for the production of evidence.

Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminary, the Antitrust Board denies the defenses filed by the Company and that it is reluctant to modify the doctrine provided by the Resolution No. 189/1999 and, furthermore, the Court of Appeals decisions tend to confirm the decisions made by the Antitrust Board.

-	Tax claims: On January 31, 2003, the Company received a claim from the Federal Administration of Public Revenue (“AFIP”), stating that the sales corresponding to forward oil sale agreements entered into by the Company, should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally communicated to YPF the claim for approximately 45 plus interests and fines. Additionally, on June 24, 2004, YPF received a new formal claim from the AFIP, considering that the services related to these contracts should have been taxed with the value added tax. Consequently, during 2004, YPF presented its defense to the AFIP rejecting the claims and arguing its position. However, on December 28, 2004, the Company was formally communicated of a resolution from the AFIP confirming its original position in both claims for the period 1997 to 2001. The Company has appealed such resolution in the National Fiscal Court. YPF conditionally paid the amounts corresponding to periods that followed those included in the claim by the AFIP (2002 and subsequents) and filed reimbursement summary proceedings so as to avoid facing interest payment or a fine.

In addition, the Company has received several claims from the AFIP and from the provincial and municipal fiscal authorities.

-	Liabilities and contingencies assumed by the Argentine Government: YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity. As of June 30, 2007, all claims related to the predecessor presented to the Company have been or are in the process of being formally notified to the Argentine Government.

-	Natural gas market:

Export sales: Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of useful curtailment of natural gas exports and their associated transportation service. Such Program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas export through the Permanent Additional Injections mechanism created by this resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government, requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain domestic consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. Pursuant to Resolution No. 1,886/2006 of the Secretariat of Energy the program was extended until December 31, 2016. As a result of the Program and the mentioned resolutions, in several occasions since 2004, YPF has been forced to reduce, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken long-term firm commitments to deliver natural gas.

The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. A large number of clients have rejected the force majeure argument invoked by the Company, demanding the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserving their rights to future claims in such respect.

Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. (“Edelnor”) have rejected the force majeure argument invoked by the Company and have invoiced the penalty stipulated under the “deliver of pay” clause of the contract as of November 2006 for total amount of US$ 41 million. The invoices have been rejected by the Company. Furthermore the above mentioned companies have notified the formal start-up period of negotiations previous to any arbitration demand. In addition, YPF has been notified of an arbitration demand from Innergy Soluciones Energéticas (“Innergy”). The Company has answered the arbitration complaint, and has filed a counterclaim based on the hardship provisions (“teoría de la imprevisión”) of the Argentine Civil Code. As of June 30, 2007, the Arbitral Court has been nominated and has issued a court order with respect to the proceedings and terms of the arbitration. As of that date, the parties have exchanged documentation requirements. The damages claimed by Innergy amount to US$ 24 million plus interests. Such amount might be increased if Innergy incorporates to the demand invoices for penalties received for the periods subsequent to June 2006.

Domestic sales: Central Puerto S.A. has claimed YPF for cutbacks in natural gas supply pursuant to their respective contracts. The Company has formally denied such breach, based on the fact that, pending the restructuring of such contracts, is not obliged to confirm nominations of natural gas to those clients during certain periods of the year. On March 15, 2007, Central Puerto S.A. notified YPF of the beginning of pre-arbitral negotiations in relation to the agreements for the supply of its plants located in Buenos Aires and Loma La Lata, Province of Neuquén. On May 29, 2007, the parties arrived to a termination agreement in order to solve their disputes related to the Loma La Lata natural gas supply contract.

Additionally, on June 6, 2007, Central Puerto S.A. notified its decision to submit the controversy related to natural gas supply to its combined-cycle plant located in the city of Buenos Aires to an arbitration under the rules of the International Chamber of Commerce. Central Puerto S.A. nominated its arbiter and notified YPF the commencement of an arbitration proceeding in that Chamber. On June 21, 2007, YPF nominated its arbiter and notified its decision to submit the controversy related to certain amounts claimed to Central Puerto S.A., also related to the natural gas supply to its combined-cycle located in the city of Buenos Aires to an arbitration proceeding. On July 23, 2007, YPF received the arbitration demand and is preparing its response.

As of June 30, 2007, the Company has reserved costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

-	La Plata environmental claims: There are certain claims that require a compensation for individual damages purportedly caused by the operation of the La Plata Refinery and the environmental remediation of the western channel adjacent to the mentioned refinery. During year 2006, the Company submitted a presentation before the Environmental Ministry of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree No. 546/1993.

Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have possible outcome:

-	Arbitration with Empresa Nacional de Electricidad S.A. (“ENDESA”): In January, 2005, YPF was notified of a request made by ENDESA for an arbitration to resolve a dispute relating to an alleged breach of a contractual clause in an export contract signed in June 2000. The clause was related to the increase of natural gas deliveries and ENDESA has requested payment of damages. Such an increase on the original maximum contracted volumes were subject to, among other things, getting the export permits from the Secretariat of Energy before December 31, 2002. The export permit was not obtained by YPF. The contract term is for 15 years and establishes that a compensation for non-delivery may not exceed US$ 9 million per year but, under certain circumstances, such limit could be increased in US$ 9 million in addition per year. Notwithstanding the forgoing, ENDESA’s claim exceeds this limit and amounts to US$ 354 million, alleging a deceitful conduct on the part of YPF. The Company requested the rejection of this claim.

-	Availability of foreign currency deriving from exports: Decree Nº 1,589/1989 of the Federal Executive provides that, producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No. 17,319 and its supplemented Decrees and producers that may agree so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contracts. In no cases will the maximum freely available percentage be allowed to exceed 70% of each transaction.

During year 2002, several government organizations considered that free availability of foreign currency provided by Decree No. 1,589/1989 was implicitly abolished by Decree No. 1,606/2001.

On December 31, 2002, Decree No. 2,703/2002 was enforced, ratifying such date the 70% limit as the maximum freely available percentage of foreign currency deriving from the exports of crude oil and petroleum derivatives, without providing a conclusion in regards to the exports performed during the year 2002, after the issuance of Decree No. 1,606/2001.

In the assumption of an eventual Central Bank’s liquidation request of foreign currency deriving from the exports of hydrocarbons during the period between the issuance of Decree No. 1,606/01 and the enforcement of Decree No. 2,703/2002, YPF has the right to administratively discuss such decision, as well as to request an injunction within the judicial procedure.

-	Asociación Superficiarios de la Patagonia (“ASSUPA”): On August 21, 2003, ASSUPA sued the companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and if it is not possible to constitute an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the National Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the Supreme Court of Justice of Argentina. YPF has answered the demand and has required the summon of the National Government, due to it’s obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree No. 546/1993.

-	Dock Sud environmental claims: Without being notified, YPF has information regarding that a group of neighbours of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the National Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the Supreme Court of Justice of Argentina, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbours of the Dock Sud area, have filed two other environmental lawsuits, one of them has not been notified to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree No. 546/1993.

-	EDF International S.A. (“EDF”): EDF has initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A. and YPF. EDF claimed from YPF the payment of U$S 69 millon, which were subsequently increased to US$ 103 million plus interest without existing real arguments, in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A. EDF claims an adjustment in the purchase price it paid arguing that under the stock purchase agreement, the price it paid would be reviewed if changes in the exchange rate of the Argentine peso occurred prior to December 31, 2001. EDF considers that this had happened. YPF’s Management, based on the opinion given by its external counsels, believes that the Convertibility Law No. 23,928 was rescinded by Public Emergency and Exchange System Reform Law No. 25,561, enacted on January 6, 2002. As a result of this, YPF’s position is that the claim is without merit.

-	National Antitrust Protection Board (“CNDC”): On November 17, 2003, CNDC requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Act, from a group of almost thirty natural gas production companies, among them YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts and (ii) gas imports from Bolivia, in particular (a) old expired contracts signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia.

On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Act, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market.

On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the CNDC (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the preliminary opening of the proceedings be undertaken pursuant to the provisions of Section 30 of Act 25,156. On January 15, 2007, CNDC charged YPF and eight other producers with violations of Act 25,156. YPF has contested the complaint on the basis that no violation of the Act took place and that the charges are barred by the applicable statute of limitations, and has presented evidence in support of its position. On June 22, 2007, YPF presented to the CNDC, without acknowledging any conduct in violation of the Antitrust Act, a commitment consistent with Article 36 of the Antitrust Act, requiring to the CNDC to approve the commitment, to suspend the investigation and to file the proceedings.

The CNDC has started proceedings to investigate YPF for including a clause in bulk LPG (Liquid Petroleum Gas) supply contracts that it believes prevents the buyer from reselling the product to a third party and therefore restricts competition in a manner detrimental to the general economic interest. YPF has asserted that the contracts do not contain a prohibition against resale to third parties and has offered evidence in support of its position. On April 12, 2007, YPF presented to the CNDC, without acknowledging any conduct in violation of the Antitrust Act, a commitment consistent with Article 36 of the Antitrust Act, in which it commits, among other things, to refrain from including such clauses in future bulk LPG supply contracts.

-	Customs claims: Custom Offices from Neuquen and Comodoro Rivadavia have notified the Company the beginning of indictments due to alleged formal faults YPF had committed in the export permit forms issued in relation to the crude oil future sales commitment. YPF´s Management, in consultation with its legal counsels, believes these claims are without merit.

-	Other environmental claims in La Plata: On June 6, 2007, YPF was served with a new complaint in which 9 residents of the vicinity of Refineria La Plata request i) the cease of contamination and other harms they claim are attributable to the refinery; ii) the clean-up of the adjacent channels, Río Santiago and Río de la Plata (soil, water and acquiferous) or, if clean-up is impossible, indemnification for environmental and personal damages. The plaintiff has quantified damages as 51, or an amount to be determined from evidence produced during the proceeding. YPF believes that most damages that are alleged by the plaintiff, might be attributable to events that occurred prior to YPF’s privatization and would therefore be covered to that extent by the indemnity granted by the Argentine Government in accordance with the Privatization Law of YPF. Notwithstanding the foresaid, the possibility of YPF being asked to afford these liabilities is not discarded, in which case the Argentine State must be asked to reimburse the remediation expenses for liabilities existing prior to January 1, 1991. In addition, the claim partially overlaps with the request made by a group of neighbours of the La Plata Refinery on June 29, 1999, mentioned in “La Plata environmental claims”. Accordingly, YPF considers that the cases should be partially consolidated to the extent that the claims overlap. Regarding claims not consolidated, for the time being information and documents in order to answer the claim are being collected, and it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legas fees and expenses that might result. The contamination that may exist could derive from countless sources, including from disposal of waste over many years by other industrial facilities and ships.

Additionally, YPF is aware of an action in which it has not yet been served, in which the plaintiff requests the clean-up of the channels adjacent to the La Plata Refinery, in Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 (approximately US$ 161 million) or an amount to be determined from evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbours of the La Plata Refinery on June 29, 1999, previously mentioned in “La Plata environmental claims”, and with the complaint served on June 6, 2007, mentioned in the previous paragraph. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap. With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages that would be alleged by the plaintiff, if proven, may be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

Additionally, the Company has received labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsels, has considered them to be possible contingencies.

b)	Environmental liabilities:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment; as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and solutions and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior December 31, 1990.

In addition to the hydrocarbon wells abandonment legal obligations for 2,522 as of June 30, 2007, the Company has reserved 249 corresponding to environmental remediations, which evaluations and/or remediation works are probable, significant and can also be reasonably estimated, based on the Company’s existing remediation program. Future legislative and technological changes may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies, could materially affect future results of operations.

Additionally, certain environmental contingencies related to Chemicals’ operations in the United States of America were assumed by Tierra and Maxus, indirect subsidiaries through YPF Holdings Inc. YPF committed to contribute capital up to a maximum amount that will enable to satisfy certain assumed environmental obligations and to meet its operating expenses (Note 3 to the consolidated financial statements).

c)	Other matters:

-	Contractual commitments: In June 1998, YPF has received an advanced payment for a crude oil future delivery commitment for approximately US$ 315 million. Under the terms of this agreement, the Company has agreed to sell and deliver approximately 23.9 million crude oil barrels during the term of ten years. To satisfy the contract deliveries, the Company may deliver crude oil from different sources, including its own produced crude oil and crude oil acquired from third parties. This payment has been classified as “Net advances from crude oil purchasers” on the balance sheet and is being reduced as crude oil is delivered to the purchaser under the term of the contract. As of June 30, 2007, approximately 2 million crude oil barrels are pending of delivery.

Additionally, the Company has signed other contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive deliver or transport the product object of the contract.

On June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”), giving such producers a five business-day term to enter into the Agreement 2007-2011. The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customers consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign off the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription and that it is currently in an implementation stage.

-	Regulatory requirements: YPF is subject to certain regulations requiring the domestic hydrocarbon market demand supply. On October 11, 2006, Secretariat of Domestic Commerce issued Resolution No. 25/2006 which requires refiners and/or wholesale and/or retail sellers to meet domestic market diesel demand. The resolution requires, at least, to supply volumes equivalent to those of previous year corresponding month, plus the positive correlation between the rise in diesel demand and the rise of the Gross Domestic Product, accrued from the reference month. The mentioned commercialization should be performed with no distortion nor damage to the diesel market normal operation.

In connection with certain natural gas exportation contracts from the Noroeste basin in Argentina, YPF presented to the Secretariat of Energy the accreditation of the existence of natural gas reserves of that basin in adherence to exports permits. If The Secretariat of Energy considers that the natural gas reserves are insufficient, it could resolve the partial or total suspension of one or several export permits.

During 2005, the Secretariat of Energy by means of Resolution No. 785/2005, created the National Program of Hydrocarbons Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons warehousing-aerial tanks. YPF’s Management is evaluating the effect of the resolution.

-	Operating leases: As of June 30, 2007, the main lease contracts correspond to the rental of oil and gas production equipment, ships, natural gas compression equipment and real estate for service stations. Charges recognized under these contracts for the six-month periods ended June 30, 2007 and 2006, amounted to 164 and 137, respectively.

As of June 30, 2007, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years
Estimated future payments	303	200	167	155	110	163

-	Agreement with the Federal Government and the Province of Neuquén: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Federal Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed among other things to define an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

d)	Changes in Argentine economic rules:

During year 2002, a deep change was implemented in the economic model of the country to overcome the economic crisis in the medium-term. Therefore, the Argentine Federal Government abandoned the parity between the Argentine peso and the US dollar, in place since March 1991, and adopted a set of economic, monetary, financial, fiscal and exchange measures. These financial statements include the effects derived from the new economic policies known to the release date thereof. The effects of any additional measures to be implemented by the Argentine Federal Government will be recognized in the financial statements once Management becomes aware of their existence.

10.	MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

During the year ended December 31, 2006:

-	In December, 2006, YPF International S.A., controlled by YPF, sold for an amount of US$ 10.6 million its interest in Greenstone Assurance Ltd., recording a gain of 11.

11.	RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year is to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions).

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from conventions for the avoidance of double taxation, which will be subject to a minor tax rate.

12.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are presented on the basis of generally accepted accounting principles in Argentina, but do not conform with certain generally accepted accounting principles in the United States of America. The effects of the differences between generally accepted accounting principles in Argentina and generally accepted accounting principles in other places in which these financial statements may be used have not been quantified. Accordingly, these financial statements are not intended to present the information on the Company´s financial position, and the related results of its operations and cash flows in accordance with generally accepted accounting principles in places other than in Argentina.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Exhibit A

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF JUNE 30, 2007 AND COMPARATIVE INFORMATION

FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of June 30, 2007 and June 30, 2006 are unaudited)

	2007
	Cost
Main account	Amounts at beginning of year	Increases		Net decreases, transfers and reclassifications		Amounts at end of period
Land and buildings	1,977	—		23		2,000
Mineral property, wells and related equipment	42,156	—		6,057		48,213
Refinery equipment and petrochemical plants	7,325	—		284		7,609
Transportation equipment	1,766	—		10		1,776
Materials and equipment in warehouse	609	449		(418)		640
Drilling and work in progress	3,517	1,826		(932)		4,411
Exploratory drilling in progress(5)	108	48		(55)		101
Furniture, fixtures and installations	473	2		58		533
Selling equipment	1,341	—		20		1,361
Other property	295	—		7		302

Total 2007	59,567	2,325		5,054	(1)(6)	66,946

Total 2006	59,695	2,059	(3)	(218	)(1)	61,536

	2007								2006
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, transfers and reclassifications		Depreciation rate	Increases	Accumulated at end of period	Net book value as of 06-30-07		Net book value as of 06-30-06		Net book value as of 12-31-06
Land and buildings	876	—		2%	22	898	1,102		1,099		1,101
Mineral property, wells and related equipment	29,455	4,088		(2)	1,730	35,273	12,940	(4)	12,809	(4)	12,701	(4)
Refinery equipment and petrochemical plants	5,408	—		4 - 5%	137	5,545	2,064		1,937		1,917
Transportation equipment	1,235	—		4 - 5%	24	1,259	517		526		531
Materials and equipment in warehouse	—	—		—	—	—	640		522		609
Drilling and work in progress	—	—		—	—	—	4,411		3,282		3,517
Exploratory drilling in progress(5)	—	—		—	—	—	101		170		108
Furniture, fixtures and installations	400	1		10%	16	417	116		84		73
Selling equipment	1,002	—		10%	26	1,028	333		314		339
Other property	249	5		10%	6	260	42		43		46

Total 2007	38,625	4,094	(6)		1,961	44,680	22,266

Total 2006	39,149	(38	)(1)		1,639	40,750			20,786		20,942

(1)	Includes 73 and 47 of net book value charged to fixed assets allowances for the six-month periods ended June 30, 2007 and 2006, respectively.
(2)	Depreciation has been calculated according to the unit of production method (Note 2.f).
(3)	Includes 7 corresponding to the costs of hydrocarbon wells abandonment obligations for the six-month periods ended June 30, 2006.
(4)	Includes 866, 1,097 and 961 of mineral property as of June 30, 2007 and 2006 and December 31, 2006, respectively.
(5)	At the end of the six-month period ended June 30, 2007, there are 14 exploratory wells in progress. During that period 13 wells were drilled, 9 well were charged to exploratory expenses and 1 wells were transferred to proved properties which are included in the account mineral property, wells and related equipment.
(6)	Includes 5,291 of acquisition cost and 4,094 of accumulated depreciation corresponding to oil and gas exploration and producing areas to be disposed by sale (Note 2.d).

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Exhibit C

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

INVESTMENTS IN SHARES AND HOLDINGS IN OTHER COMPANIES

(amounts expressed in millions of Argentine pesos, except where otherwise indicated - Note 1)

(The financial statements as of June 30, 2007 and June 30, 2006 are unaudited)

	2007															2006
								Information of the Issuer
	Description of the Securities									Last Financial Statements Issued
Name and Issuer	Class	Face Value		Amount	Book Value		Cost (2)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value
Controlled companies:
YPF International S.A.	Common	Bs	. 100	147,693	381		1,392	Investment	Av. José Estenssoro 100, Santa Cruz de la Sierra, República de Bolivia	30/06/07	6	8	381	99.99%		369
YPF Holdings Inc.	Common	US$	0,01	100	—	(7)	466	Investment and finance	717 North Harwood Street, Dallas, Texas, U.S.A.	31/12/06	1.659	(258)	(752)	100.00%		—	(7)
Operadora de Estaciones de Servicios S.A.	Common		$1	243,700,940	275		185	Commercial management of YPF’s gas stations	Av. Roque Sáenz Peña 777, Buenos Aires, Argentina	30/06/07	244	27	275	99.99%		287
A-Evangelista S.A.	Common		$1	8,683,498	90		31	Engineering and construction services	Av. Roque Sáenz Peña 777, P. 7º, Buenos Aires, Argentina	30/06/07	9	2	90	99.91%		88
Argentina Private Development Company Limited (liquidated)	—	-	-	—	—		—	Investment and finance	P.O. Box 1109, Gran Caimán, British West Indies	—	—	—	—	—		44

					746		2,074									788

Jointly controlled companies:
Compañía Mega S.A.(6)	Common		$1	77,292,000	409		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	31/03/07	203	117	1.515	38.00%		530
Profertil S.A.	Common		$1	391,291,320	471		—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3°, Buenos Aires, Argentina	31/03/07	783	49	1.087	50.00%		473
Refinería del Norte S.A.	Common		$1	45,803,655	219		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	31/12/06	92	89	458	50.00%		213

					1,099		—									1,216

Companies under significant influence:
Oleoductos del Valle S.A.	Common		$10	4,072,749	97	(1)	—	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	31/03/07	110	4	307	37.00%		101	(1)
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	41		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	31/03/07	14	5	144	33.15%		44
Oiltanking Ebytem S.A.	Common		$10	351,167	42	(3)	3	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina.	31/03/07	12	3	89	30.00%		43	(3)
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	737,361	17		1	Gas transportation by pipeline	Av. Leandro N. Alem 928, P. 7º, Buenos Aires, Argentina	31/03/07	7	9	169	10.00%		19
Central Dock Sud S.A.	Common		$0,01	3,719,290,957	12	(3)	46	Electric power generation and bulk marketing	Reconquista 360, P. 6°, Buenos Aires, Argentina	31/03/07	484	(3)	231	9.98	%(5)	11	(3)
Inversora Dock Sud S.A.	Common		$1	103,497,738	128	(3)	193	Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	31/03/07	241	(9)	212	42.86%		129	(3)
Pluspetrol Energy S.A.	Common		$1	30,006,540	272	(3)	71	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	31/03/07	67	18	659	45.00%		281	(3)
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	8,099,280	14		—	Oil transportation by pipeline	Esmeralda 255, P. 5°, Buenos Aires, Argentina	31/03/07	45	1	77	18.00%		14
Other companies:
Others (4)	—		—	—	13		13	—	—	—	—	—	—	—		13

					636		327									655

					2,481		2,401									2,659

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	Cost net of cash dividends and capital distributions from long-term investements restated in accordance with Note 1.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods.
(4)	Includes YPF Inversora Energética S.A., A-Evangelista Construções e Serviços Ltda., Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Petróleos Transandinos YPF and Mercobank S.A.
(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	As of June 30, 2007 and December 31, 2006, holding in negative shareholders’ equity is disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform YPF accounting methods.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Exhibit E

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2007 AND 2006

ALLOWANCES AND RESERVES

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of June 30, 2007 and June 30, 2006 are unaudited)

	2007				2006
Account	Amounts at beginning of year	Increases	Decreases	Amounts at end of period	Amounts at end of period
Deducted from current assets:
For doubtful trade receivables	419	61	26	454	390
For other doubtful accounts	116	—	3	113	112

	535	61	29	567	502

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	51	—	1	50	53
For reduction in value of holdings in long-term investments	25	—	—	25	171
For unproductive exploratory drilling	3	73	73	3	3
For obsolescence of materials and equipment	46	—	—	46	46

	125	73	74	124	273

Total deducted from assets, 2007	660	134	103	691

Total deducted from assets, 2006	779	110	114		775

Reserves for losses - current:
For various specific contingencies (Note 9.a)	206	33	113	126	192

	206	33	113	126	192

Reserves for losses - noncurrent:
For pending lawsuits and various specific contingencies (Note 9.a)	1,226	221	210	1,237	759

	1,226	221	210	1,237	759

Total included in liabilities, 2007	1,432	254	323	1,363

Total included in liabilities, 2006	930	73	52		951

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Exhibit F

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2006

COST OF SALES

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of June 30, 2007 and June 30, 2006 are unaudited)

	2007	2006
Inventories at beginning of year	1,522	1,164
Purchases for the period	2,371	1,847
Production costs (Exhibit H)	5,817	4,730
Holding gains on inventories	111	292
Inventories at end of period	(1,968)	(1,593)

Cost of sales	7,853	6,440

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Exhibit G

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

FOREIGN CURRENCY ASSETS AND LIABILITIES

(amounts expressed in millions)

(The financial statements as of June 30, 2007 and June 30, 2006 are unaudited)

	Foreign currency and amount
Account	2006		2007			Exchange rate in pesos as of 06-30-07		Book value as of 06-30-07
Current Assets
Investments	US$	51	US$		24	3.05	(1)	73
Trade receivables	US$	535	US$		385	3.05	(1)	1,174
		€15			€5	4.13	(1)	21
Other receivables	US$	1,329	US$		1,632	3.05	(1)	4,978
	$CH	34,743		-	—	—		—
		€5			€4	4.13	(1)	17

Total current assets								6,263

Noncurrent Assets
Other receivables	US$	6	US$		6	3.05	(1)	18

Total noncurrent assets								18

Total assets								6,281

Current Liabilities
Accounts payable	US$	492	US$		539	3.09	(2)	1,666
		€12			€18	4.18		75
Loans	US$	264	US$		280	3.09	(2)	865
Net advances from crude oil purchasers	US$	31	US$		18	3.09	(2)	56

Total current liabilities								2,662

Noncurrent Liabilities
Accounts payable	US$	728	US$		826	3.09	(2)	2,552
Loans	US$	166	US$		166	3.09	(2)	514
Net advances from crude oil purchasers	US$	2		-		—		—
Reserves	US$	194	US$		192	3.09	(2)	593

Total noncurrent liabilities								3,659

Total liabilities								6,321

(1)	Buying exchange rate.
(2)	Selling exchange rate.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

Exhibit H

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENT OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2006

EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of June 30, 2007 and June 30, 2006 are unaudited)

	2007						2006
	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total	Total
Salaries and social security taxes	265	82		80	21	448	338
Fees and compensation for services	66	119	(1)	17	—	202	148
Other personnel expenses	93	28		10	7	138	115
Taxes, charges and contributions	103	2		119	—	224	187
Royalties and easements	981	—		3	—	984	990
Insurance	41	1		7	—	49	37
Rental of real estate and equipment	141	1		28	—	170	137
Survey expenses	—	—		—	100	100	43
Depreciation of fixed assets	1,895	17		49	—	1,961	1,639
Industrial inputs, consumable materials and supplies	300	4		15	2	321	262
Operation services and other service contracts	437	2		34	22	495	368
Preservation, repair and maintenance	685	7		22	1	715	543
Contractual commitments	232	—		—	—	232	—
Unproductive exploratory drillings	—	—		—	73	73	45
Transportation, products and charges	366	—		459	—	825	738
Allowance for doubtful trade receivables	—	—		34	—	34	48
Publicity and advertising expenses	—	22		32	—	54	61
Fuel, gas, energy and miscellaneous	212	25		30	4	271	267

Total 2007	5,817	310		939	230	7,296

Total 2006	4,730	270		847	119		5,966

(1)	Includes 3 of Directors and Statutory Auditor’s fees.

ENRIQUE LOCUTURA RUPEREZ Executive Vicepresident

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF JUNE 30, 2007 AND COMPARATIVE INFORMATION

RATIFICATION OF LITHOGRAPHED SIGNATURES

I hereby ratify the signatures appearing in lithographed form on the preceding sheets from page 1 through page 50.

ENRIQUE LOCUTURA RUPEREZ

Executive Vicepresident

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph – See Note 12 to the primary financial statements

Statutory Audit Committee’s Report

To the Shareholders of

YPF SOCIEDAD ANONIMA

Av. Pte. Roque Sáenz Peña 777

Buenos Aires, City

CUIT Nº 30-54668997-9

Dear Sirs,

In accordance with clause 5, article 294 of Law No. 19,550, the requirements of the Buenos Aires Stock Exchange and current professional requirements, we have performed the work mentioned in the following paragraph on the balance sheet of YPF SOCIEDAD ANONIMA as of June 30, 2007 and the related statements of income, changes in shareholders’ equity and cash flows for the six-month period then ended and the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of June 30, 2007 and the related consolidated statements of income and cash flows for the six-month period then ended, disclosed as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Board of Directors within the scope of its exclusive functions. Our responsability is to report on these documents based on the work mentioned in the following paragraph.

Our work on the accompanying financial statements consisted in assessing the consistency of significant information contained in those statements with the corporate decisions set forth in minutes, and the conformity of those decisions with the law and the Company’s bylaws, insofar as formal and documentary aspects are concerned. In conducting our work, we have principally considered the limited review report on interim period financial statements issued by the firm Deloitte & Co. S.R.L. dated August 3, 2007, in accordance with generally accepted auditing standards in Argentina for a limited review of interim period financial statements. We have not performed any management control and, accordingly, we have not assessed the criteria and business decisions in matters of administration, financing, sales and production, because these issues are the responsibility of the Company’s Board of Directors. We consider that our work and the above mentioned external auditor’s report provide a reasonable basis for our report.

Based on our work, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles in Argentina.

In compliance with current legal requirements, and in exercise of the control of lawfulness which is our duty, we also report that during the period we have applied the procedures described in article No. 294 of Law No. 19,550 as we considered necessary in the circumstances, and we have no comments to made in this regard.

Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with generally accepted accounting principles in Argentina, but do not conform with generally accepted accounting principles in the United States of America (see Note 12 to the accompanying financial statements).

Buenos Aires City, Argentina

August 3, 2007

For Statutory Audit Committee

Juan A. Gelly y Obes

Statutory Auditor

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 14, 2007	By:	/s/ Walter Cristian Forwood
	Name:	Walter Cristian Forwood
	Title:	Chief Financial Officer